Exhibit 12.1

California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Year ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before Income Tax Expense	$70,279	$60,878	$62,211	$67,916	$63,936
Fixed Charges Interest Expense	32,354	32,455	27,936	24,394	20,591
Capitalized Interest	(3,401)	(2,741)	(1,563)	(3,081)	(3,411)

Total	$99,232	$90,592	$88,584	$89,229	$81,116

Fixed Charges:
Interest Expensed & Capitalized, & amortization of capitalized expense related to indebtedness	$32,072	$32,455	$27,936	$24,394	$20,591
Estimated Interest Component of Rent Expense	282	474	338	329	237

Total	$32,354	$32,929	$28,274	$24,723	$20,828

Ratio of Earnings to Fixed Charges	3.07	2.75	3.13	3.61	3.89